Exhibit 99.2

Quarterly Commentary

Quarter Ended June 30, 2014

August 4, 2014

Second Quarter Performance Summary

Our performance in the second quarter of 2014 demonstrates continued progress on our operating priorities and equity thesis, which focuses initially on debt pay down to create equity value. With our 2014 performance generally on track, and better than expected operating costs, we are revising our guidance to reflect improved trends in Adjusted EBITDA margin and an increased 2014 debt pay down target of approximately $475 million.

During the second quarter, we expanded our business with major users of satellite capacity, including the signing of a 15 year contract with a major South African DTH customer. Our business nevertheless continues to reflect a number of trends that limit our near-term ability to generate revenue growth, including limited new marketable inventory pending the launch of our next satellite in the fourth quarter of this year. We are also experiencing continuing pressures resulting from reduced U.S. government spending and an intensely competitive network services environment in Africa.

Our second quarter financial performance was in line with our expectations, with revenue of $616 million, a 6 percent decline as compared to the second quarter of 2013. Net income attributable to Intelsat S.A. was $67 million in the second quarter of 2014, as compared to a loss of $408 million in the second quarter of 2013. Net income per common share on a diluted basis and Adjusted net income per diluted common share1 were $0.53 and $0.76, respectively, in the second quarter of 2014 as compared to a loss of $4.19 and income of $0.34 for the second quarter of 2013.

We continue our focus on delivering attractive margins through financial discipline, while making progress on our operational priorities. Our Adjusted EBITDA1 for the period was $490 million, or 80 percent of revenue, as compared to $509 million, or 78 percent of revenue, in the second quarter of 2013.

Contracted backlog at June 30, 2014 was $10.3 billion, compared to $9.9 billion at March 31, 2014. At 4.0 times trailing 12 months revenue (from July 1, 2013 to June 30, 2014), our backlog continues to provide our business with predictability and visibility into future cash flow.

2014 Operational Priorities

Our operational focus in 2014 is on four areas; in the second quarter of 2014 we made important commercial progress on each element:

1.	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG fleet, and other traditional satellites in our plan, to ensure our access to new inventory to drive revenue growth;

•	Our 2014 launch schedule is progressing to plan, with Intelsat 30 expected to launch in early fourth quarter 2014 and enter service in the fourth quarter of 2014.

•	Design reviews and manufacturing plans for the EpicNG fleet remains on track. In early July, we named Boeing as the manufacturer of the previously announced Intelsat 35 satellite.

2.	Bring to market our next generation capacity, including collaborating with hardware manufacturers and other partners to ensure optimized throughput and performance on our new technology, for applications including broadband infrastructure, mobility, government and enterprise solutions;

•	Customer and ecosystem interest in application-based solutions and optimized hardware spans each of our customer sets, with engagement across the board.

3.	Expand our relationships with our existing blue chip customers in the media and network services sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals.

•	In early June, we announced a sizeable long-term customer contract expanding direct-to-home (DTH) services at our leading video neighborhood at 68.5ºE. We have also gained significant long-term contract expansions and renewals on our Intelsat 34 satellite at 304.5ºE, which launches in mid-2015.

4.	Maintain our leadership in government services, focusing on procurements that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted providers.

•	Intelsat’s leadership in advocating for U.S. government procurement reforms and acknowledging the benefit of using commercial services for space-based capabilities is evident in recent contracting activity. In mid-July, the Space and Missile Systems Center of the U.S. Air Force awarded the Hosted Payload Solutions program, a new multi-year indefinite delivery/indefinite quantity contract known as HoPS, for the purpose of streamlining the use and acquisition of hosted payloads by all branches of the U.S. government. Intelsat General was one of 14 companies qualified to bid for future hosted payload requirements as they are identified by the U.S. government.

We remain focused on our two-phase investment model, the first phase of which is de-levering to create equity value. With continued solid Adjusted EBITDA margin performance, reduced interest expenses as compared to 2013 and in-line capital expenses, we now expect to reduce debt by approximately $475 million in 2014.

2Q 2014 Business Highlights and Customer Set Performance

All 2014 comparisons are to the same period in 2013 unless specifically noted otherwise

Network Services

Network services generated revenue of $287.4 million in the second quarter of 2014, a $16 million, or 5 percent, decrease to the year-ago quarter. Our network services business results reflect the positive contribution of broadband mobility applications, although growth in mobility services was muted due to limited inventory. This growth was more than offset by a challenging environment in Africa and continued roll-off of legacy services such as channel and trunking, as well as the continued migration of Ku-band services used for consumer broadband in North America to customer-owned assets, as anticipated.

Second Quarter Highlights and Business Trends:

•	Broadband infrastructure for fixed and wireless service providers is an important source of demand for Intelsat’s services. Comcel, a subsidiary of America Movil and the largest wireless operator in Colombia, renewed and expanded agreements for over 500 MHz of capacity on Intelsat 14 and Intelsat 907, for a cellular backhaul application. Separately, wireless operator, Orange Niger, expanded capacity under an agreement for services on Intelsat 17 and Intelsat 903. Lastly, leading Brazilian wireless operator, Intelig, a subsidiary of Telecom Italia Moviles, also renewed services for wireless infrastructure on our Galaxy 28 and Intelsat 905 satellites.

•	Intelsat continues to build its presence serving the growing aeronautical and maritime mobility sector, especially with respect to supporting network service providers with differentiated services delivered on a global basis. Intelsat signed a new service agreement with KVH Industries, a leading manufacturer of solutions that provide global high-speed Internet, television and voice services via satellite to mobile users at sea, on land, and in the air. KVH contracted for service on the Intelsat 14 satellite, expanding the services it already uses on 4 other Intelsat satellites.

•	Oil and gas networks on land and sea use satellite-based VSAT (very small aperture terminal) networks because of the ubiquity of service delivery and the ability to rapidly deploy and relocate broadband connectivity in the oil field or on a platform. Detecon Al Saudia Company, Ltd., a part of the Deutsche Telekom group, renewed services on Intelsat 12 and Intelsat 15.

•	While our African network services business continues to see pressure from oversupply, conditions in the region have improved. The region is expected to remain very competitive in the near-term, but we believe the introduction of the Intelsat EpicNG services in 2017 will give us a highly differentiated advantage.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launches of Intelsat 29e, Intelsat 34, Intelsat 32e and Intelsat 33e, entering service over the course of 2016 and early 2017, are designed to provide growth capacity for these network services applications.

Media

Our Media business generated revenue of $217 million in the second quarter of 2014, a $3 million, or 2 percent, decrease to the year-ago quarter. The decline in the quarter reflects reduced volume from certain North American customers due to non-renewals, reflecting network redesigns as well as compression and elimination of standard definition channels, partially offset by the ramp-up of new business, including DTH customers in Eastern Europe and North America.

Second Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by a new contract in support of a leading DTH customer in the Africa region and new and renewing contracts related to the upcoming launch of the Intelsat 34 satellite in 2015, one of our leading Latin America video neighborhoods.

•	In early June, we announced that we had been awarded a new 15-year contract by Africa’s leading DTH services provider, MultiChoice, under which we will provide a dedicated payload on a new satellite, Intelsat 36, to be launched into our successful video neighborhood at 68.5º E. MultiChoice intends to use the increased capacity to expand its channel line-up in the region. The contract is structured to include modest customer pre-payments that allow us to meet our goals with respect to our debt repayment in 2014, while at the same time positioning the company for stronger organic growth when the satellite enters service in 2017.

•	Intelsat continues to successfully build our video neighborhood at 304.5º E, with increasing momentum on the Intelsat 34 satellite which is planned to launch in the second half of 2015. The new and renewing customers include Brazilian DTH television service provider, GVT, a Vivendi affiliate, significantly increasing its capacity commitment and expanding its original contract at that orbital location. We also expanded and extended our Latin American distribution agreement with HBO Latin America Production Services, which includes services on our three powerhouse video neighborhoods serving Latin America, Intelsat 11, Intelsat 21 and the upcoming Intelsat 34.

•	In the U.S., cable programming distributors continue to look to our Galaxy satellite neighborhoods for highly efficient delivery of content to cable headends. The Tribune Companies, including its Distribution and Broadcasting subsidiaries, renewed long term commitments for distribution and contribution services on Galaxy 14 and Galaxy 17.

The next catalyst for our media business is the launch of the Intelsat 30 satellite, which is expected to enter service in late 2014, followed by the launch of the Intelsat 31 and Intelsat 34 satellites.

Government

Sales to government customers generated revenue of $104 million in the second quarter of 2014, a $19 million, or 15 percent, decrease to the year-ago quarter. Overall, the decline reflects reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer new contracts and contract renewals or renewals with lower unit requirements, in line with our previous view on this sector. Revenue declines were weighted more heavily to on-network transponder services.

The current proportion of on-network services as a percentage of total government revenue is 58 percent, as compared to the second quarter of 2013, when the proportion was 60 percent.

Second Quarter Highlights and Business Trends:

•	The overall volume of renewals is in keeping with our forecast for 2014, with the most significant contracts favoring on-network capacity. Renewal terms have generally returned to the standard period of one year.

•	Despite the effects of reduced spending, there continues to be solid contracting activity under the Custom ComSatCom (CS2) program. Thus far in 2014, we received five direct and indirect awards under the program. These projects include end-to-end requirements and capacity-only requirements, and largely use on-network capacity.

As we move through 2014, our current view is that our government business will continue to be affected by reduced defense spending as compared to prior years. The pace of RFP issuance and subsequent awards remain slow.

Fleet and Operations Update

Station-kept transponders declined slightly to 2,150 units at the end of the second quarter, reflecting the deorbiting of the Galaxy 26 satellite; utilization reduced slightly to 76 percent, primarily due to reductions in transponders under contract for government applications.

Intelsat currently has ten satellites in the design and manufacturing stages, plus a payload on another satellite that will not require capital expenditures. Our next launch, Intelsat 30, will provide service to DIRECTV Latin America, and the satellite is scheduled to launch with Arianespace in the early part of the fourth quarter. The satellite manufacturing is complete, and it is currently awaiting shipment to the launch site. We continue to expect that the satellite will enter service in 2014.

The launch cycle for the Intelsat EpicNG program is on track to commence in the second half of 2015, with the first satellite, Intelsat 29e, assigned to an Arianespace launcher. Other satellites launching in 2015 will include Intelsat 34, a traditional satellite supporting media applications in South America and mobility services over the North Atlantic, and Intelsat 31, a second satellite to be used primarily by DIRECTV Latin America. Other satellites currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Earliest Estimated Launch Date	Application
Intelsat 30	New	95°W	2H14	DTH

Intelsat 31	New	95°W	2H15	DTH

Intelsat 33e	IS-904	60°E	1H16	Broadband Infrastructure

Intelsat 34	IS-805, G-11	304.5°E	2H15	DTH, Media, Mobility

Intelsat 29e	IS-1R, IS-805	310°E	2H15	Broadband & Mobility

Intelsat 36	New	68.5°E	2H16	DTH/Media

Intelsat 35e	IS-903	325.5°E	2017	Broadband & Media

Epic-class	9 series replacement	TBD	2017	Broadband Infrastructure

Epic-class	9 series replacement	TBD	2018	Broadband Infrastructure

Epic-class	9 series replacement	TBD	2020	Broadband Infrastructure

In addition to these planned satellites, Intelsat 32e is a custom payload being built for us on a third party-owned satellite and will not require capital expenditure. To be located at 43.1°W, this payload is planned for launch in the second half of 2016.

Second Quarter Financial Performance

Revenue

At $616 million, total company revenue declined $38 million, or 6 percent, as compared to the second quarter of 2013.

On-network services of $560 million decreased by $32 million, or 5 percent. Transponder services of $469 million declined by $29 million or 6 percent, due primarily to reduced services sold to network services customers in the North America and the Africa and Middle East regions, and reduced services sold to government customers. Managed services increased to $76 million, an increase of 2 percent, with growth in broadband services for mobility applications, primarily for customers in the North America region, and increases in IntelsatOneSM media services more than offsetting declines in international trunking services delivered primarily in Africa. Channel services declined by $4 million, to $15 million.

Off-network and other revenues of $56 million declined by $6 million, or 10 percent. Transponder, MSS and other off-network services decreased by a total of $8 million, largely due to a decline in sales of off-network transponder services, which are primarily related to government applications. Satellite-related services increased by $1 million, primarily due to increased revenue from government professional services.

Expenses

Direct costs of revenue, excluding depreciation and amortization, declined by $13 million, to $87 million in the second quarter of 2014, a 13 percent decline as compared to the prior year quarter. The decline was primarily related to $5 million in reduced sales of off-network capacity and a $3 million decline in lower costs related to a joint venture. In addition, we had a $1 million reduction in staff related expenses.

At $45 million, selling, general and administrative expenses in the second quarter declined by $81 million from $125 million in the prior year period. The decline was primarily related to expenses associated with our 2013 initial public offering, including a reduction of $56 million in lower professional fees related to the termination of our monitoring fee agreement, and also $19 million in reduced compensation expenses.

The decline in selling, general and administrative expenses was also due to operational improvements, including lower bad debt expense, which at a credit of $1 million was a $3 million improvement as compared to the second quarter of 2013, due to the improved collections experience, and reductions in other expenses.

Interest expense, net, was $239 million in the second quarter of 2014, a decrease of $58 million, or 20 percent as compared to the prior year period. The decline in expense was primarily the result of debt reduction and refinancing activities in 2013.

Provision for income taxes was $10 million as compared to a benefit from income taxes of $9 million for the second quarter of 2013. The difference was principally due to the recognition during the second quarter of 2013 of previously unrecognized tax benefits and the ongoing effects of an internal subsidiary reorganization completed in 2013. Cash paid for income taxes, net of refunds, totaled $8 million in the second quarter, essentially unchanged from the same period in 2013.

Earnings

Net income attributable to Intelsat S.A. was $67 million, or $0.53 per diluted common share, for the second quarter. Adjusted net income attributable to Intelsat S.A.1 was $91 million for the three months ended June 30, 2014, compared to $45 million for the same period in 2013, primarily due to reduced interest expense and reduced IPO-related compensation expense. Adjusted net income per diluted common share1 was $0.76 for the second quarter of 2014, compared to $0.34 adjusted net income per diluted common share for the same period in 2013. As compared to the first quarter of 2014, Adjusted net income per diluted common share declined due to lower revenue and a higher tax provision recorded in the second quarter of 2014.

Cash Flows

During the second quarter of 2014, net cash provided by operating activities was $130 million. This included $22 million in customer prepayments received in the second quarter, which were recorded as deferred revenue and will be amortized upon start of service. Cash paid for interest in the second quarter was $400 million, of which $18 million was capitalized. Under existing debt agreements, Intelsat makes significantly heavier interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $186 million, resulting in free cash flow used in operations1 of $56 million for the second quarter of 2014.

Our ending cash balance at June 30, 2014, was $370 million.

2014 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance as updated in June 2014, and updated its Adjusted EBITDA margin and debt paydown guidance to reflect improving trends. The company also revised its 2015 customer prepayment guidance due to new customer contracts signed on the Intelsat 34 satellite.

We continue to expect full year 2014 revenue of $2.450 billion to $2.50 billion. Based upon improved cost trends, full year 2014 Adjusted EBITDA margin performance is expected to be 78%-79%

Capital Expenditure Guidance is as follows:

Guidance	FY 2014	FY 2015	FY 2016	Lifecycle
Capital Expenditures	$625M - $700M	$775M - $850M	$625M - $700M	$650M - $700M

Customer Prepayments	$125M - $150M	$125M - $150M	$0M - $25M

Our capital expenditure guidance includes capitalized interest. Customer prepayments guidance reflects only that which is contracted at this time.

The number of transponder equivalents is expected to increase over the period 2013-2018 by a compound annual growth rate (CAGR) of 4.7 percent as a result of the launch of the satellites covered by the period between January 1, 2014 and December 31, 2016. Intelsat’s 15-year lifecycle capital expenditure forecast is approximately $650 million to $700 million per year. The 15-year lifecycle plan does not include currently unidentified growth opportunities that we might pursue when projects meet our disciplined objectives.

Based upon the above revenue, Adjusted EBITDA, capital expenditure and customer prepayment guidance, Intelsat now expects to repay approximately $475 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

David McGlade, Chairman and Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Safe Harbor Statement

Some of the statements in this quarterly commentary constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements and certain oral statements made from time to time by representatives of the company reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406